SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

RUA MARTINIANO DE CARVALHO, 851 – 21O ANDAR

SÃO PAULO, S.P.

FEDERATIVE REPUBLIC OF BRAZIL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Form 20-F  ☐    Form 40-F  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A.—Telesp: Minutes of the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholders’ Meeting” dated on March 25, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

Minutes of the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary

General Shareholders’ Meeting

March 25, 2004 (12 pages)

For more information, please contact:

Charles E. Allen

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo—Brazil; March 25, 2004) Telecomunicações de São Paulo S/A—TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholders’ Meeting held on March 25, 2004:

1. Date, Time and Venue of the Meeting: March 25, 2004, at 11:00 hours, at the Company headquarters located at Rua Martiniano de Carvalho 851, in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of March 05, 06 and 09, 2004 (pages 13, 10 and 13, respectively) and Gazeta Mercantil, issues of March 05, 08 and 09, 2004 (pages A-6, A-5 and A-5, respectively).

3. Agenda:

Ordinary General Shareholders’ Meeting

1.	Be posted by the Managers on the results, asses, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2003;

2.	Deliberate on the allocation of the results of the fiscal year 2003 and the distribution of dividends;

3.	Approve the capital expenditures of the Company for the fiscal year 2004;

4.	Appoint the members of the Board of Directors;

5.	Appoint the members of the Audit Committee;

6.	Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

Extraordinary General Shareholders’ Meeting

7.	Modify the Company’s bylaws to: (i) modify the denomination of Vice-Presidency for Long Distance and Interconnection Businesses to Vice-Presidency of Business with Operators;

(ii)	transfer from the Vice-Presidency mentioned in item (i) to the Commercial Vice-Presidency for Residential Clients and the Commercial Vice-Presidency for Businesses, the attributions related to the long distance products and services for residential and corporate clients, respectively; (iii) adapt the wording of the Company’s bylaws in articles 20, that deals with the composition of the Management, and 23, that deals with the specific attributions of the members of the Management, in order to reflect the modifications detailed in items (i) and (ii) above.

8. Approve the consolidated Company’s bylaws.

4. Attendants: the shareholders of the Company representing more than 2/3 (two thirds) of its voting capital, in conformity with the records and signatures in the Shareholders Attendance Register No. 1, pages 84-overleaf to 94-overleaf, were present thus reaching the legal quorum for the meeting. Were also present the Manager of the Company, Mr. Gilmar Roberto Pereira Camurra, Vice-President of Financial Planning, the representatives of the Audit Committee, Mr. Wolney Querino Schüler Carvalho and Mr. Flavio Stamm; the Company’s accountant Mr. William Cuenca Filho and the representative of the independent auditors Deloitte Touche Tohmatsu, Mr. José Domingos do Prado.

5. Presiding Officers: Mr. Gilmar Roberto Pereira Camurra—Chairman and Mr. João Carlos de Almeida—Secretary.

6. RESOLUTIONS:

6.1—Starting the meeting and moving into the item 1 of the Agenda, the President informed that the documentation referring to the rendering of accounts by the management was at the disposal of the shareholders, including the Annual Report and the individual and consolidated Financial Statements, duly accompanied by Explanatory Notes and the Report of Independent Auditors Deloitte Touche Tohmatsu and the Report of the Audit Committee, all referring to the fiscal year ended December 31, 2003 and issued without any restriction or comments. Following suit, it was proposed to waive the reading of said documents, duly accepted, once the present shareholders were fully aware of the contents, which had been fully published in the Official Gazette of the State of São Paulo and “Gazeta Mercantil” on February 18, 2004, following the current legislation. The topic of item 1 of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired, and was unanimously approved by the shareholders. The Annual Report and the individual and consolidated Financial Statements, duly accompanied by the Explanatory notes and the Report of the Independent Auditors and the Report of the Audit Committee (all referring to the fiscal year ended December 31, 2002) were approved by the present shareholders, without any restriction or comments.

6.2—Moving to the item 2 of the Agenda concerning the allocation of the results of the operations and the distribution of dividends regarding the fiscal year 2003, and considering that the reading the contents was waived since the pertaining documents were put at the disposal of the Shareholders, the President of the Meeting submitted the matter for discussion and voting. The Proposal for Allocation of the Results of Operations and Distribution of Dividends for the fiscal year 2003 was fully approved by unanimous voting of the present shareholders, without any restriction or comments, observing the abstention of those legally impaired during the voting.

The approved proposal is as follows:

“Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2003

To the Shareholders,

In accordance with the current legal regulation about the subject, the Management proposes that the allocation of the Net Income of the year, amounting to R$1,588,001,769.43 (one billion, five hundred eighty eight million, one thousand, seven hundred sixty nine reais and forty three cents) accounted in the “Retained Earnings” account of the Balance Sheet as of December 31, 2003, shall be as follows:

Net Income of the year	1,588,001,769.43
Legal Reserve	(79,400,088.47)

Adjusted Net Income	1,508,601,680.96

Intermediary Dividends granted on April 04, 2003	(897,000,000.00)
Intermediary Dividends granted on October 02, 2003	(1,803,000,000.00)
Interest on the Company’s net worth declared on December 11, 2003	(1,100,000,000.00)

Exceeding value over the Net Income of the Year	(2,291,398,319.04)

  1—Legal Reserve: In accordance with the article 193 of Law # 6404/76, 5% (five percent) of net income shall be allocated to set up a legal reserve of R$79,400,088.47 (seventy nine million, four hundred thousand, eighty eight reais and forty seven cents).

  2—Intermediary Dividends: In accordance with the article 28 of the Company’s bylaws, as well as articles 204 and 205 of the Law # 6404/76, the Management granted the allocation of intermediary dividends from April 23, 2003 on in an amount of R$897,000,000.00 (eight hundred ninety seven million reais) based on the financial statements as of December 31, 2002 for the common and preferred shareholders registered as such by the end of the day on April 04, 2003. After that date, the shares were considered as “ex-dividends”. On October 02, 2003, the Management granted the allocation of intermediary dividends from October 20, 2003 on in an amount of R$1,803,000,000.00 (one billion, eight hundred three million reais) based on the financial statements as of June 30, 2003 for the common and preferred shareholders registered as such by the end of the day on October 02, 2003. After that date, the shares were considered as “ex-dividends”.

  3—Interest on Company’s Net Worth: In accordance with the terms of article 7 combined with articles 22, 27 and 29 of the Company’s bylaws, as well as article 202, items I, II and III of the Law # 6404/76, the Management proposes that an amount of R$1,100,000,000.00 (one billion, one hundred million reais) is allocated as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$935,000,000.00 (nine hundred thirty five million reais), declared on December 11, 2003 to the shareholders based on the shareholder registry by the end of the day on December 29, 2003, distributed as follows:

Interest on Company’s Net Worth	1,100,000,000.00
(-) Withholding Income Tax:	(165,000,000.00)

Net Value of Interests attributed on Dividends	935,000,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	345,451,169.43
Preferred Shares	754,548,830.57
(-) Withholding Income Tax	(165,000,000.00)

Net value of the interest attributed to dividends	935,000,000.00

The exempt shareholders will receive the full amount of the Interest on Company’s Net Worth, without the income tax retention.

  4—Retained Earnings: The net income of the year was fully absorbed by the allocation of the retained earnings, dividends and interest on the Company’s net worth, and as a consequence of those allocations, a fraction of the past retained earnings was used representing an amount of R$2,291,398,319.04 (two billion, two hundred ninety one million, three hundred ninety eight thousand, three hundred nineteen reais and four cents).

  5—Dividend Payment: Therefore, the distribution of interest on Company’s net worth and dividends in this new composition is shown as follows: a) Intermediary Dividends are granted in accordance with article 28 of the Company’s bylaws and articles 204 and 205 of the Law # 6404/76 in an amount of R$897,000,000.00 (eight hundred ninety seven million reais) to be paid until the end of the fiscal year 2003 for the shareholders registered as such by the end of the day on April 04, 2003:

Intermediary Dividends		897,000,000.00

Type of share	Common	Preferred
Dividends per lot of thousand shares	1.703964277173	1.874360704891

b) Intermediary Dividends are granted in accordance with article 28 of the Company’s bylaws and articles 204 and 205 of the Law # 6404/76 in an amount of R$1,803,000,000.00 (one billion, eight hundred three million reais) to be paid until the end of the fiscal year 2003 for the shareholders registered as such by the end of the day on October 02, 2003:

Intermediary Dividends		1,803,000,000.00

Type of share	Common	Preferred
Dividends per lot of thousand shares	3.425025185891	3.767527704480

c) Interest on the Company’s net worth charged to the mandatory dividends in accordance with the Company’s bylaws, articles 7 and 27, in an amount of R$935,000,000.00 (nine hundred thirty five million reais) to be paid until the end of the fiscal year 2004 for the shareholders registered as such by the end of the day on December 29, 2003:

Interest on Company’s Net Worth	1,100,000,000.00

Common Shares	345,451,169.43
Preferred Shares	754,548,830.57
(-) Withholding Income Tax	(165,000,000.00)

Net Value of Interests attributed to Dividends	935,000,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	2.089588299767	1.776150054802
Preferred shares	2.298547129744	1.953765060282

  6—Capital Stock—The Capital Stock of the Company at the end of the fiscal year was R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents), divided in 165,320,206,602 common shares and 328,272,072,739 preferred shares, totaling 493,592,279,341 shares, all at par value.”

The shareholders unanimously approved and set that the payment of the values for the concepts of dividends and interest on the Company’s net worth, attributed to the dividends in the way and conditions established in the Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2003 now approved, shall be executed starting on April 23, 2004, at nominal value without monetary correction.

6.3—The item “3” of the Agenda, was unanimously approved by the present shareholders. The consolidated budget for the fiscal year 2004 amounts to R$1,410,858,732.00 (one billion, four hundred ten million, eight hundred fifty eight thousand, seven hundred thirty two reais).

6.4—On the item “4” of the Agenda, about the election of the members of the Board of Directors for a new term that starts on this date and will expire on the gate of the Ordinary General Shareholders’ Meeting of 2007, and after proceeding with the indications and in separate voting, it was initially elected by unanimous vote, Mr. Luciano Carvalho Ventura, Brazilian, married, economist and business administrator, holder of identity card RG # 8.147.870 SSP/SP, with CPF/MF # 018.153.854-72, resident at Rua Marechal Bitencourt 408, São Paulo, SP. He was appointed with the indication and vote of the shareholders represented by Citibank Distribuidora de Títulos e Valores Mobiliários, BankBoston and Bradesco, with the abstention of the rest of the preferred shareholders present in the event, as well as the controller and the legally impaired.

Afterward, the following were unanimously re-elected as members of the Board of Directors by the vote of the common shares: Mr. Fernando Xavier Ferreira, Brazilian, married, with studies of engineering, holder of identify card RG # 585.363-0 SSP/SP, with CPF/MF # 142.144.239-68, resident in the city of Curitiba, state of Paraná, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP; Mr. José María Álvarez-Pallete López, Spanish, married, economist, holder of passport # A5070586900, resident in the city of Madrid, Spain, commercial address at Rua Gran Via 28, Madrid, Spain; Mr. Antonio Pedro de Carvalho Viana-Baptista, who also signs as Antonio Viana-Baptista, Portuguese, married, economist, holder of passport # R-043639, resident in the city of Madrid, Spain, commercial address at Paseo de Recoletos 7-9, Madrid, Spain; Mr. Enrique Used Aznar, Spanish, married, with studies of telecommunications engineering, holder of passport # 17.193.130P, resident in the city of Madrid, Spain, commercial address at Parque Tecnológico de Madrid, Calle Marconi #3—3 cantos, Madrid, Spain; Mr. Félix Pablo Ivorra Cano, Spanish, married, with studies of engineering, holder of identity card RNE # V250982-E, with CPF/MF # 055.076.307-47, resident in the city of Rio de Janeiro, state of Rio de Janeiro, commercial address at Avenida Praia do Botafogo 501—8th Floor—Torre Corcovado, Botafogo, Rio de Janeiro—RJ; Mr. Fernando Abril Martorell Hernández, Spanish, married, lawyer, holder of passport # 9102962, resident in the city of Madrid, Spain, commercial address at Rua Gran Via 28, Madrid, Spain; Mr. Javier Nadal Ariño, Spanish, married, with studies of telecommunications engineer, holder of passport # 73180805-A, resident in the city of Lima, Peru, commercial address at Avenida Arequipa 155—9th Floor, Lima, Peru; Mr. José Fernando de Almansa Moreno-Barreda, Spanish, widower, with studies in law, holder of passport # A2475270400, resident in the city of Madrid, Spain, commercial address at Rua Gran Via 28, Madrid, Spain; Mr. Juan Carlos Ros Brugueras, Spanish, single, lawyer, holder of identity card RNE # V228401-1, with CPF/MF # 817.483.020-00, resident in the city of São Paulo, in the state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo—SP; Mr. Manoel Luiz Ferrão de Amorim, Brazilian, married, with studies of engineer, holder of identity card RG # 37.166.830-X SSP/SP, with CPF/MF # 509.274.777-34 and CREA/RJ # 83103423-9, resident in the city of São Paulo, in the state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo—SP; Ms. Rosa Cullell Muniesa, Spanish, married, journalist, holder of passport # 37.693.581P, resident in the city of Barcelona, Spain, commercial address at Peu de la Creu 4, Barcelona, Spain; Mr. Víctor Goyenechea Fuentes, Spanish, married, economist, holder of identity card RNE # V-239535-6 and passport # 1450423, with CPF/MF # 818.234.520-00, resident in the city of Madrid, Spain, commercial address at Paseo de La Castellana 81—18th Floor, Madrid, Spain.

It was recorded that the Directors not residing in the country will take office in accordance with the article 146, paragraph 2 of the Law # 6404/76. Their curriculums were presented, and it was informed that they were not legally impaired to take office and that they are in condition to sign the declaration mandated by CVM Instruction # 367, dated as of May 29, 2002. With the present election, the Board of Directors is composed as follows: Fernando Xavier Ferreira, José María Álvarez-Pallete López, Antonio Viana-Baptista, Enrique Used Aznar, Félix Pablo Ivorra Cano, Fernando Abril Martorell Hernández, Javier Nadal Ariño, José Fernando de Almansa Moreno-Barreda, Juan Carlos Ros Brugueras, Manoel Luiz Ferrão de Amorim, Rosa Cullell Muniesa, Víctor

Goyenechea Fuentes and Luciano Carvalho Ventura, all of them with mandate expiring in the Ordinary General Shareholders’ Meeting of 2007.

6.5—The item “5” of the Agenda, about the election of the members of the Audit Committee for the mandate that starts in this date and expires in the Ordinary General Shareholders’ Meeting of 2005, after the indications duly received by the Presiding Officers and counting of votes, the following were elected members of the Audit Committee of the Company: a) by the majority of the holders of the non-voting preferred shares, with the indication and vote Funds represented by Opportunity, in a separate voting with the abstention of the rest of the preferred shareholders including the Majority shareholder, was elected as an effective member: Mr. André Cavalcanti Banks da Rocha, Brazilian, married, with studies of engineering, holder of identity card # 36.491.509-2 SSP-PS, with CPF # 456.689.304-91, resident in the Capital of the State of São Paulo, commercial address at Rua Paulo Franco #85, Ap. 64, CEP 05305-030, and as a deputy member Mr. Ricardo Ferreira Junqueira Ribeiro, Brazilian, married, economist, holder of identity card # 3.624.863 IFP/RJ, with CPF # 664.106.817-04, resident in the Capital of the State of Rio de Janeiro, residential address at Rua Francisco Bhering 185, Ap. 201; b) by the general vote of the common shares were unanimously elected as effective members: Mr. Wolney Querino Schuler Carvalho, Brazilian, married, accountant, holder of identity card RG # 1.980.386-4 SSP/PR, with CPF/MF # 348.333.669-91, resident in the city of São Paulo, State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93—3rd Floor, São Paulo—SP; Mr. Cleuton Augusto Alves, Brazilian, married, accountant, holder of identity card RG # 674.786 SSP/DF, with CPF/MF # 239.615.461-34, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93—3rd Floor, São Paulo—SP; and Mr. Oswaldo Vieira da Luz, Brazilian, married, accountant, holder of identity card RG # 6.557.989 SSP/SP, with CPF/MF # 810.805.308-00, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93—3rd Floor, São Paulo—SP; and as deputy members: Mrs. Suely Valério Pinoti, Brazilian, married, lawyer, registered at OAB/SP with # 35.313, holder of identity card RG # 3.012.263-6 SSP/SP, with CPF/MF # 649.025.798-04, resident at Avenida Moaci 2019, São Paulo—SP; Mr. Milton Shigueo Takarada, Brazilian, married, accountant, holder of identity card RG # 12.721.407-0 SSP/SP, with CPF/MF # 011.319.328-97, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo—SP; and Mr. Gilberto Carlos Rigamonti, Brazilian, married, lawyer, holder of identity card RG # 5.924.520-7 SSP/SP, with CPF/MF # 525.192.608-15, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93—3rd Floor, São Paulo—SP. All the Audit Committee Members now elected shall have the term of office beginning at the present date and expiring at the date of the Ordinary General Shareholders’ Meeting of 2005. It was also recorded that none of those elected where legally impaired to take office. With this election, the Audit Committee is composed as follows: Effective members: Mr. André Cavalcanti Banks da Rocha, Mr. Wolney Querino Schuler Carvalho, Mr. Cleuton Augusto Alves and Mr. Oswaldo Vieira da Luz; and their respective deputy members: Mr. Ricardo Ferreira Junqueira Ribeiro, Mrs. Suely Valério Pinoti, Mr. Milton Shigueo Takarada and Mr. Gilberto Carlos Rigamonti.

6.6—The item “6” of the Agenda, the following points were approved: a) to establish the annual remuneration of the Executive Management for the period between the present date until the date of the Ordinary General Shareholder’s Meeting of 2005 in an amount of R$17,000,000.00 (seventeen million reais), being the Board of Directors’ duty to distribute it among the members and the Executive Management; b) to establish the monthly individual remuneration of the members of the Board of Directors in the amount of R$6,750.00 (six thousand, seven hundred fifty reais); and c) to establish that the remuneration for the members of the Audit Committee will be equivalent to 10% (ten per cent) of the average granted to each member of the Executive Management, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation).

6.7—The item “7” of the Agenda, the following points were unanimously approved: (i) to modify the denomination of Vice-Presidency for Long Distance and Interconnection Businesses to Vice-Presidency of Business with Operators; (ii) to transfer from the Vice-Presidency mentioned in item

(i) to the Commercial Vice-Presidency for Residential Clients and the Commercial Vice-Presidency for Businesses, the attributions related to the long distance products and services for residential and corporate clients, respectively; (iii) to adapt the wording of the Company’s bylaws in articles 20, that deals with the composition of the Executive Board, and 23, that deals with the specific attributions of the members of the Executive Board, in order to reflect the modifications in the organizational structure now approved, which will be in place with the following wording:

“Art. 20—The Executive Board shall be made up of at least 3 (three) and at 12 (most twelve) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Vice-President of Corporate and Regulatory Strategy; (c) Vice-President of Financial Planning; (d) General Executive Officer; (e) Executive Vice-President of Strategic Planning; (f) Vice-President of Administration and Finance; (g) Vice-President of Network; (h) Commercial Vice-President for Businesses; (i) Commercial Vice-President for Residential Clients; (j) Vice-President of Human Resources; k) Vice-President of Businesses with Operators; and (l) Vice-President of Organization and Information Systems.

Paragraph One—The Vice-President of Corporate and Regulatory Strategy, the Vice President of Financial Planning and the General Executive Officer shall report to the Chief Executive Officer, while the other Vice-Presidents shall report to the General Executive Officer.

Paragraph Two—One same Executive Officer may be elected to accumulate attributions of more than one office on the Executive Board.”

“Art. 23—The following are the specific incumbencies of each member of the Executive Board:

A—Chief Executive Officer: 1. To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts; 2. To supervise all of the Company’s activities and approve proposals related to the corporate guidelines for the strategic development thereof; 3. To follow up on and supervise the implementation of the resolutions of the Board of Directors; 4. To supervise and guide the activities related to the orientation, counseling and legal representation of the Company; 5. To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company; 6. To supervise and guide the communication activities with the media in general; 7. To supervise and guide the corporate marketing activities, including advertisements, sponsorships and development of the Company’s image; 8. To supervise and guide the activities of the Company in the economic and financial areas, accounting and financial statements, investor relations, financial management of resources and contact with entities of the stock exchange market; 9. To supervise and guide the activities of Internal Audit; 10. To implement policies, guidelines and corporate strategy, related to the management and administration of purchases, within Brazilian territory; 11. To call the meetings of the Executive Board; 12. To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board; and, 13. To perform emergency acts “ad referendum” of the Executive Board. B—Vice-President of Corporate and Regulatory Strategy: 1. To propose and evaluate the impact of technological changes of the Company in the light of the scenarios of its activity; 2. To evaluate the establishment of partnerships, proposing and selecting partners for each activity; 3. To establish and propose guidelines and operating strategies for the Company, as to existing and new businesses; 4. To consolidate the various specific business plans into the overall corporate plan; 5. To evaluate and monitor the development of competitors’ activities within the scope of regulatory matters; 6. To represent the Company with the National Telecommunications Agency—ANATEL—and other regulatory agencies, establishing contacts; 7. To evaluate the policies and objectives of the regulatory agency and submit strategic and operating proposals for the Company in connection with said agency; 8. To identify, prioritize and enforce resolutions, rules and regulations of regulatory nature, as well as establish and propose alternatives in order to adjust the Company’s interests; 9. To establish and propose objectives, defining strategies as to the management and negotiation of regulatory issues, in order to defend and integrate the Company’s interests, including anticipation of any arguable or conflicting points; 10. To decide on specific matters of his/her sphere of authority, according to the policies and guidelines established by the Collegiate Executive Board; and, 11. To perform other activities delegated by the Chief Executive Officer. C—Vice-President of Financial Planning: 1. To perform the administration in the raising and application of resources and exchange and derivative operations in the financial market; 2. To perform structured operations to raise resources in the financial and in the capital markets; 3. To perform the macroeconomic analyses and research; 4. To develop projects and economic-financial analysis according to the Company’s core business and others; 5. To perform the relationship with the investors of the Company; 6. To manage the complementary social security funds and to develop the tax planning activities of the Company; and, 7. To perform other duties that may be assigned to him/her by the Board of Directors. D —General Executive Officer: 1. To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts; 2. To set the operating strategy of the Company; 3. To coordinate and supervise the activities of the Executive Officers; 4. To set the agenda for proposing claims of operational nature, in order to support the negotiations with the regulatory agency; 5. To coordinate and inspect the operational activities related to the quality, management control and drawing-up and following-up of the Company’s budget, according to the business plans, being able to delegate to another Executive Officer the execution and supervision of such activities; 6. To execute and supervise policies and guidelines and coordinate the Company’s activities related to purchase management and administration implemented by the Presidency, being able to delegate to another Executive Officer the execution and supervision of such activities; 7. To call the meetings of the Executive Board; 8. To perform emergency acts “ad referendum” of the Executive Board; and, 9. To perform other duties that may be assigned to him/her by the Board of Directors. E—Executive Vice-President of Strategic Planning: 1. To develop policies and guidelines and ensure the implementation of activities related to the Company’s operational strategy planning and coordination, supervising the execution of such activities; 2. To set policies and guidelines, in order to ensure the implementation of the operational, technological and market strategy, so as to fulfill the needs of the clients, the aspirations of the shareholders and maximize the value of the business; 3. To develop policies and guidelines and ensure the implementation of the activities related to regional relations with public entities and consumer defense organizations, supervising the execution of such activities; and, 4. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. F—Vice-President of Administration and Finance: 1. To develop policies and guidelines and supervise the activities related to the administration and maintenance of property and assets, materials, transport, security, as well as other activities that may be necessary for the general support of the operation of the other areas of the Company; 2. To follow up, along with the relevant areas of the Company, the execution of the Company’s activities in the economic and financial areas, as well as accounting, drawing up of the financial statements of the Company, balance sheets, interim balance sheets and results analysis, as well as the management and administration of financial commitments, obtain and invest funds, securities and relationship with investors and the management control of the resources of the Company; 3. To perform the role of Executive Officer for Investor Relations and represent the Company with the Securities Commission—CVM, stock exchanges and other supervisory agencies of the securities market in conjunction with the area of specific competence; and, 4. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. G—Vice-President of Network: 1. To develop policies, plans and guidelines and ensure the implementation of the Company’s technologic strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities; 2. To establish a proposal of a long-term technologic strategy for network development; 3. To set guidelines for the development of network expansion projects, according to the needs defined by the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Businesses with Operators, supervising the execution of such activities; 4. To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant; 5. To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities; 6. To set guidelines for the provision, installation and maintenance of services, according to the needs of the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Businesses with Operators, supervising the execution of such activities; and, 7. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. H—Commercial Vice-President for Businesses: 1. To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to corporate clients, companies, small businesses and users of long distance services, in order to fulfill the needs of the users, clients and the market; 2. To consolidate the business plans related to the segments of corporate clients, companies, small businesses and users of long distance services, taking into consideration the investments and the level of service expected from the Vice-Presidency of Network; and, 3. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. I—Commercial Vice-President for Residential Clients: 1. To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, so as to fulfill the needs of the users and the market, supervising the execution of such activities; 2. To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network; and, 3. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. J—Vice-President of Human Resources: 1. To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, supervising the execution of such activities; 2. To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; and, 3. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. K—Vice-President of Businesses with Operators: 1. To develop policies, plans and guidelines in order to ensure the implementation of the strategy of his/her business area, specifically related to the interconnection with operators; 2. To consolidate the business plans related to the interconnection with operators market, considering the investments and the level of service expected from the Vice-Presidency of Network, aiming to accomplish the budget targets; 3. To develop policies and guidelines in order to ensure the implementation of activities related to the interconnection with providers and the local, domestic and international long distance operator; and, 4. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. L—Vice-President of Organization and Information Systems: 1. To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company; 2. To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation; 3. To propose and coordinate studies, orientations and procedures related to the revision of the organizational models; 4. To set policies and control activities related to systems infrastructure; and, 5. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.”

6.8—Regarding the item “8” of the Agenda, the Consolidated Company’s bylaws were unanimously approved, including the modifications discussed in the previous item, which is annexed to this minute.

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was prepared as a summary of the events, as allowed by the paragraph 1 of article 130, of the Law # 6404/76, and was approved and signed by the shareholders and will henceforth be contained in the meeting log. São Paulo, March 25, 2004.

Signatures:

Gilmar Roberto Pereira Camurra—Chairman

João Carlos de Almeida—Secretary

SP Telecomunicações Holding Ltda—represented by Mr. Francisco Gomez Junior

Telefónica Internacional S.A.—represented by Mr. Francisco Gomez Junior

Ana Paula Zanetti de Barros Moreira, representing:

Bradesco Templeton—De Valor e Liquidez—Fundo de Investimento em Ações

Bradesco Seguros S/A

Bradesco Capitalização S/A

Bradesco FIF PGBL V30 Plus

Bradesco FIF PGBL V 40 Plus

Bradesco BA FIA Ações

Bradesco BA FIA Index

Bradesco FIF PGBL Hiperprev V15

Bradesco FIF PGBL Hiperprev V 30

Bradesco FIA Índice

Bradesco Finasa FIF PGBL rv 30

Bradesco FIF PGBL V 15/20

Bradesco FIF PGBL V 30/30

Bradesco FIF PGBL V 40/30

Bradesco FIA Institucional IBX Ativo

Bradesco FIF PGBL V 15/30

Bradesco BJ FIA Stock Index

Bradesco FIA Seguridade

Bradesco FIA Super Ação

Bradesco BD FIA Ibovespa

Bradesco FIA Livre Fácil.

Bradesco FIF PGBL V 25/15

Bradesco FIF VGBL V 15/30

Bradesco FIF VGBL 30/30

Bradesco FIF VGBL V 40/30

Bradesco FMP FGTS Carteira Livre

Bradesco Multiportifólio FMP FGTS Carteira Livre

Bradesco FIF PGBL V 15 Plus

Bradesco BJ FIA Investors

Bradesco BJ FIA Equities

Bradesco BJ FIA 157

BRAM FIA Ibovespa Ativo

BRAM FIA Ibovespa

Bradesco Private FIA Ibovespa

Bradesco Private FIA

Bradesco FIF PGBL V 30/20

Bradesco FIF PGBL V 40/20

Bradesco FIA Shark Ibovespa Ativo

Bradesco FIF Income

Bradesco BJ FIA Number One

Bram FIA

Bradesco FIA IBX Plus

Bradesco FIA Foundation

Bram FIA Figueira

Bradesco BJ FIA Energia

Bradesco Ideal FDO de Investimento em Ações

Bradesco S/A Corretora de Títulos de Valores Mobiliários

Bram Fundo de Investimento em Ações

Multipensions Bradesco F Multipatr P Privada

Bruno Alexandre Licarão Rocha, representing:

Romanche Investment Corporation LLC

Gallic Capital Group LLC

Acton Investment Management LLC

SPK Investiment Corporation LLC

Bear Stearns & Co Inc.

TCW Americas Developpment Assoc.

Fundo de Investimento em Ações Pactual Andrômeda

Fundo de Investimento Financeiro Pactual Hedge

Fundo de Investimento em Ações Pactual Total Index

Fundo de Investimento Financeiro Pactual Arbitragem

Fundo de Investimento em ações Pactual Blue Chips

Fundo de Investimento em ações RAPSAG

Fundo de Investimento em Ações Pactual Dinâmico

Fundo de Investimento em Ações Bells

Fundo de Investimento Financeiro Pactual Hedge Plus

Fundo de Investimento em Ações Orion

Fundo de Investimento em Ações Pactual Ações

Clube do Investimento Pactual I

Fundo de Investimento em Ações Pactual Eventos Corporativos

Carteira de Títulos, Valores Mobiliários e outros Bens das seguintes titulares: Ronaldo Cezar Coelho

Beatriz Oliveira Fortunato, also representing:

Parcom Participações S/A

Luxor Fundo de Investimento Financeiro

Opportunity I Fundo de Investimento em Ações

Opportunity Lógica II Institucional Fundo de Investimento em Ações

OPP I Fundo de Investimento em Ações

Opportunity Lógica II Fundo de Investimento em Ações

Daniel Alves Ferreira, representing:

The Board of Pensions of the Presbyterian Church (U.S.A)

Philips Electronics North América Corporation Master Retirement Trust

Capital International Emerging Markets Fund

Barclays Global Investors N.A.

Central States Southeast and Southwest Areas Pension Fund

Emerging Markets Growth Fund INC

Capital Guardian Emerging Markets Tobacco-Free Equity Fund For Tax-Exempt Whose Trustee is Capital Guardian Trust Company-20839

General Motors Emplyees Global Group Pension Trust

Sei Investments Canada Co Emerging Mktd Equity Fund

Capital Guardian Emerging Markets Restricted Equity Fund For Tax-Exempt Trusts

The Emerging Markets Telecomunications Fund INC

Capital Guardian Emerging Markets Equity Master Fund

Commonfund Emerging Markets Investors Company

André Lago Jakurski, also representing:

Hatteras LLC

IP-Participações Fundo de Investimento em Ações

IP-Participações Institucional Fundo de Investimento em Ações

IP Green Exclusivo Fundo de Investimento em Ações

Mr. William Cuenca Filho—Accountant of the Company

Mr. José Domingos do Prado—representative of the Independent Auditors Deloitee Touche Tohmatsue

Mr. Wolney Querino Schuler Carvalho—representative of the Audit Committee

Mr. Flávio Stamm—representative of the Audit Committee

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

Publicly-held Company

CNPJ 02.558.157/0001-62—NIRE 35.3.0015881-4

BY-LAWS

CHAPTER I—FEATURES OF THE COMPANY

LEGALFORM

Art. 1—Telecomunicações de São Paulo S.A.—TELESP is a joint stock corporation governed by these By-Laws and by other applicable legal provisions, established for an indefinite period of time.

BUSINESS PURPOSE

Art. 2—The Company’s business purpose is:

(a)	Engagement in telecommunication services; and

(b)	To develop the activities required for or useful to the rendering of these services, pursuant to concessions, authorizations and permits extended to it.

Sole Paragraph—In order to attain its purpose, the Company may incorporate into its equity third party’s property and rights, as well as:

I—participate in the capital stock of other companies, in order to comply with the national telecommunications policy;

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 1/27

II—organize wholly owned subsidiaries so as to carry out the activities set forth in its business purpose and recommend that they be decentralized;

III—promote the importation of goods and services required to carry out the activities set forth in its business purpose;

IV—render technical assistance services to the companies belonging to the telecommunications sector, carrying out common interest activities;

V—carry out study and research activities, in order do develop the telecommunications sector;

VI—enter into agreements with other companies that operate telecommunication services, or any individuals or entities, in order to ensure the operation of the services, without prejudice to duties and responsibilities;

VII—perform other related activities assigned to it by the National Telecommunications Agency—ANATEL; and

VIII—trade equipment and material required for or useful to the operation of telecommunication services.

HEAD OFFICE

Art. 3—The Company has its head office in the State of São Paulo and may, by decision of the Board of Directors, open and close branches, agencies and branch offices, offices, departments and representation in any part of the Brazilian territory or abroad.

CHAPTER II—CAPITAL STOCK

AUTHORIZED CAPITAL

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 2/27

Art. 4—The Company is authorized to increase its capital stock up to the limit of seven hundred billion (700,000,000,000) shares, both common and preferred, with the Board of Directors being the body that is competent to resolve as to the increase and the resulting issue of new shares, within the limit of authorized capital.

Paragraph One—When increasing capital, there is no requirement of maintaining the proportion between the number of shares of each class, however there shall be observance of the requirement that the number of preferred shares, with no voting rights or with restricted voting rights, may not surpass  2/3 of the shares issued.

Paragraph Two—The shareholders shall have the right of first refusal for the subscription of increase in capital, in proportion to the number of shares that they hold. By resolution of the Board of Directors, the right of first refusal may be eliminated for the issue of shares, convertible debentures and subscription bonuses placed for sale on the Stock Exchange or by public subscription, exchange of shares in a public offer for acquisition of control, on the terms of the Articles 257 and 263 of the Law of Corporations, as well as for benefiting from tax incentives, on the terms of specific legislation, as permitted by Article 172 of Law No. 6404/76.

SUBSCRIBED CAPITAL

Art. 5—The subscribed capital stock, which is fully paid-in, is five billion, nine hundred and seventy eight million, seventy three thousand and eight hundred and eleven Reais and eighty-eight cents (R$ 5,978,073,811.88) divided into four hundred and ninety-four billion, three hundred and ninety-five million, seven hundred and twenty-six thousand and six hundred and forty (494,395,726,640) shares, of which one hundred and sixty-six billion, forty-one million, eight hundred and thirty-six thousand and five hundred and nineteen (166,041,836,519) are common shares and three hundred and twenty-eight billion, three hundred and fifty-three million, eight hundred and ninety thousand

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 3/27

and one hundred and twenty-one (328,353,890,121) are preferred shares, all of them book-entry shares without par value.”

Sole Paragraph—The shares shall be maintained in a depositary account with a financial institution in the name of their titleholders, without issuance of certificates.

CHAPTER III—SHARES

COMMON SHARES

Art. 6—Each common share corresponds to one vote in the Shareholders’ Meetings.

PREFERRED SHARES

Art. 7—Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share.

Sole Paragraph—Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for three (3) consecutive fiscal years, which right they shall retain until such dividends are paid.

CHAPTER IV—GENERAL SHAREHOLDERS’ MEETING

Art. 8—General Shareholders’ Meetings shall be held: (i) on a regular basis, once a year, within the first four (4) months following the closing of each fiscal year, on the terms of Article 132 of Law No. 6.404/76 and, (ii) on a special basis, whenever necessary, be it as a function of corporate interests, or due to a provision in these By-Laws, or when applicable legislation should so require.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 4/27

Sole Paragraph—General Shareholders’ Meetings shall be called by the Board of Directors, it being incumbent upon the Chairperson of the mentioned body to provide support to the relevant act.

Art. 9—Subject to prior approval by the General Shareholders’ Meetings are (i) the execution of any long-term agreements between the Company or its controlled subsidiaries, on the one part, and the controlling shareholder or controlled companies, affiliates, subject to common control or that control the latter, or that in any other way constitute related parties of the Company, on the other part, except when the agreements are subject to uniform clauses; and (ii) the execution of management services agreements, including technical assistance, with foreign companies linked to the Company’s controlling shareholder, in which cases the holders of preferred shares shall have voting rights.

Sole Paragraph: In addition to the matters referred to in the main provision of this Article, preferred shares shall have voting rights (i) for election of one (1) member of the Board of Directors, in separate voting, and (ii) for resolutions related to amendments to the By-Laws aiming at suppressing the right of election, in separate voting, by holders of preferred shares, of one (1) member of the Board of Directors.

Art. 10—Without impairment to the provisions of Paragraph One of Article 115 of Law No. 6.404/76, the holders of preferred shares shall have voting rights in the general meetings resolutions referred to in Article 9, as well as to those relative to amendment or revocation of the following By-Laws provisions:

I—Article 9;

II—Sole Paragraph of Article 11; and

III—Article 31.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 5/27

Art. 11—The General Shareholders’ Meetings shall be chaired by the Chairperson the Board of Directors, who shall appoint the Secretary from among those present. In the event of absence of the Chairperson of the Board of Directors, the shareholders shall choose the Chairperson and the Secretary.

Sole Paragraph—In the cases provided for in Article 136 of Law No. 6.404/76, the first calling notice for the General Shareholders’ Meetings shall be published at least thirty (30) days in advance and at least ten (10) days in advance for the second calling notice.

Art. 12—Only shareholders whose shares are registered in their name in the proper book, up to seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may participate and vote in the General Shareholders’ Meetings.

Paragraph One—The calling notice may require that the presence of the shareholder in the Meeting be contingent upon deposit, in the Company’s head office, of proof of his/her/its qualifications as a shareholder, issued by the Company itself or by the depositary institutions of the Company’s shares, up to seventy-two (72) hours prior to the scheduled date for the General Shareholders’ Meeting.

Paragraph Two—The calling notice may also require that representation of the shareholder by a proxy in a Meeting be contingent upon deposit of the relevant instrument of power of attorney at the Company’s head office, at least seventy-two (72) hours prior to the date scheduled for the General Shareholders’ Meeting.

CHAPTER V—MANAGEMENT OF THE COMPANY

Art. 13—The Company shall be managed by the Board of Directors and by the Executive Board, with the attributions conferred to them by law and by these By-Laws. The relevant members shall be elected for a term of office of three (3)

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 6/27

years, to which they may be re-elected, and they are released from posting bond for the performance of their functions.

Paragraph One—All members of the Board of Directors and of the Executive Board shall take office by signing the relevant instruments, remaining in their respective offices up to when their successors effectively take office.

Paragraph Two—The General Shareholders’ Meeting shall set the overall remuneration of the Company’s officers, including benefits of any kind and entertainment allowances, while the Board of Directors shall be competent to distribute the remuneration among its members and the members of the Executive Board.

Paragraph Three—General Shareholders’ Meeting may ascribe profit sharing to the officers of the Company, provided the provisions of Article 152, Paragraph One and Paragraph Two of Law No. 6.404/76 are observed, following a proposal presented by the Company’s administration.

Paragraph Four—The Company and its controlling shareholder shall maintain, throughout the term of concession and its term of renewal, effective existence, on Brazilian territory, of centers for resolution and implementation of the strategic, management and technical decisions involved in the performance of the concession agreements to which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 14—The Board of Directors shall be made up of at least five (5) and at most fifteen (15) members, all of them shareholders of the Company, who may be elected to and removed from the body by a general shareholders’ meeting, with due regard for applicable legislation, included in such number the member elected by the holders of preferred shares on the terms of the provisions of the

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 7/27

Sole Paragraph of Article 9 of these By-Laws and the member elected by the minority shareholders, if applicable.

Sole Paragraph—The Board of Directors shall appoint, from among its members, the Chairperson of the Board, or his/her substitute in the case of vacancy. At the Board of Directors’ discretion, a Vice-Chairperson may be appointed and/or removed from office.

SUBSTITUTION

Art. 15—In the event of impediment or absence of the Chairperson of the Board of Directors, he/she shall be substituted by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson shall be substituted by another member of the Board indicated by him/her.

Paragraph One—In the event of impediment or absence of any other member of the Board of Directors, the impeded or absent member shall indicate his/her substitute, in writing, from among the other members of the Board of Directors, to represent him/her and resolve in the meeting to which he/she will not be able to attend, on the terms of the provisions of Paragraph Three of Article 19 of these By-Laws.

Paragraph Two—Members of the Board of Directors who indicate representatives, as provided in the previous Paragraph, shall be considered for all purposes as having attended the relevant meeting.

Art. 16—In the event of vacancy in the offices of the members of the Board of Directors, resulting in a number of members lower than provided for in Article 14 above, a General Shareholders’ Meeting shall be called to elect the substitutes.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 8/27

INCUMBENCIES

Art. 17—It is incumbent upon the Board of Directors to:

I—set the general guidelines for the Company’s business;

II—approve the Company’s budget and annual business plan;

III—call the General Shareholders’ Meetings;

IV—approve the Company’s financial statements and management report, submitting them to the General Shareholders’ Meeting;

V—elect or remove from office, at any time, the members of the Executive Board, establishing their attributions, with due regard for legal and statutory provisions;

VI—control the management by the Company’s Executive Officers, examining, at any time, the Company’s books, requesting information on agreements executed or that are about to be executed, or any other acts;

VII—approve the Company’s internal rulings, defining its organizational structure and detailing the respective incumbencies, with due regard for legal and statutory provisions

VIII—approve and amend the internal rules of the Board of Directors;

IX—resolve as to the issuance of shares by the Company, involving increase in capital, within the limit of authorized capital, defining the terms and conditions of such issuance;

X—resolve as to the issuance of subscription bonuses;

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 9/27

XI—resolve, as delegated by the General Shareholders’ Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures;

XII—resolve as to the issuance of promissory notes for public distribution (“Commercial Papers”) and as to the submitting the Company’s shares to a system of deposit for trading of the respective certificates (“Depositary Receipts”);

XIII—authorize the acquisition of shares issued by the Company, for cancellation or custody in the Treasury for subsequent sale;

XIV—authorize the sale of real estate property and of assets that are directly linked to the public telecommunication services, when operative, as well as constitution of mortgage encumbrances and granting of guarantees for liabilities of third parties;

XV—approve the assumption of any obligation not provided for in the Company’s budget for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00)

XVI—authorize the execution of agreements, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVII—approve investments and acquisition of assets, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 10/27

XVIII—authorize the acquisition of equity participation on a permanent basis in other companies and the encumbrance or sale of equity participation;

XIX—approve the distribution of interim dividends;

XX—choose or remove the independent auditors;

XXI—indicate or remove the Chief Internal Auditor;

XXII—approve the jobs and compensation plan, the Company’s rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing the Company’s employees’ categories and adherence to the policy of, or disassociation from, pension plans.

Sole Paragraph—The sale of real estate property and assets linked to the providing of public telecommunication services, when operative, shall be approved by the Board of Directors case by case; the sale of other assets of the Company, including those related to public telecommunication services that are deactivated and/or inoperable, shall observe the limits, forms and levels of authorization established by an internal normative instrument approved by the Board of Directors, to be implemented by the Executive Board.

Art. 18—The specific attributions of the Chairperson of the Board of Directors are: (a) represent the Board of Directors in the General Shareholders’ Meetings; (b) chair they General Shareholders’ Meetings and choose the Secretary among those presents; and (c) call for and chair the meetings of the Board of Directors.

MEETINGS

Art. 19—The Board of Directors shall meet, (i) on a regular basis, once every three months, and (ii) on a special basis, by calling notice from its Chairperson, with minutes being drawn up on its resolutions.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 11/27

Paragraph One—The meetings of the Board shall be called for in writing, at least forty-eight (48) hours in advance and the calling notice shall indicate the agenda and the matters to be discussed in the relevant meeting.

Paragraph Two—The Board of Directors shall resolve by majority vote, provided the majority of its members in office are present, with the Chairperson having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Three—Any Member of the Board may be represented by another Member in meetings to which he/she is not able to attend, provided the instrument of delegation of representation is drawn up in writing and signed.

EXECUTIVE BOARD

COMPOSITION

Art. 20—The Executive Board shall be made up of at least three (3) and at most twelve (12) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Vice-President of Corporate and Regulatory Strategy; (c) Vice-President of Financial Planning; (d) General Executive Officer; (e) Executive Vice-President of Strategic Planning; (f) Vice-President of Administration and Finance; (g) Vice-President of Network; (h) Commercial Vice-President for Businesses; (i) Commercial Vice-President for Residential Clients; (j) Vice-President of Human Resources; k) Vice-President of Businesses with Operators; and (l) Vice-President of Organization and Information Systems.

Paragraph One—The Vice-President of Corporate and Regulatory Strategy, the Vice President of Financial Planning and the General Executive Officer shall report to the Chief Executive Officer, while the other Vice-Presidents shall report to the General Executive Officer.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 12/27

Paragraph Two—One same Executive Officer may be elected to accumulate attributions of more than one office on the Executive Board.”

Art. 21—In the event of absences or temporary impediments, it shall be incumbent upon the Chief Executive Officer to designate from among the members of the Executive Board his/her substitute as well as of the substitutes for the Vice-Presidents. In the event of a vacancy in an Executive Board office, the relevant substitution shall be resolved by the Board of Directors.

COLLEGIATE AUTHORITY OF THE EXECUTIVE BOARD AND REPRESENTATION OF THE COMPANY

Art. 22—The Executive Board is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of corporate business. It is incumbent upon the Executive Board to collectively:

I.	To propose to the Board of Directors the Company’s general plans and programs, specifying the investment plans for expansion of the operating plant;

II.	To submit for approval of the Board of Directors the sale or encumbrance of real estate property owned by the Company, and of assets that are linked directly with providing public telecommunication services, when operative, as well as authorize, within the limits established by the Board of Directors in an internal normative instrument, the sale or encumbrance of other permanent assets, including those linked to public telecommunication services that may be deactivated or inoperable;

III.	To prepare the financial statements, the results for the fiscal year and the dividend distribution proposal, including interim dividends, as well as the

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 13/27

application of excess funds, to be submitted for examination by the Audit Committee, by the Independent Auditors and by the Board of Directors;

IV.	Whenever applicable, perform the following acts, within the limits set by the Board of Directors: (a) ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans; and

V.	To approve the execution of other agreements not mentioned above, according to the limits established by the Board of Directors.

Paragraph One—The resolutions of the Executive Board shall be taken by majority vote, provided the majority of its members are present, with the Chief Executive Officer having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Two—With due regard for the provisions of these By-Laws, in order to bind the Company it is necessary to obtain (i) the joint signature of two (2) Executive Officers, except in emergencies, when the individual signature of the Chief Executive Officer or the General Executive Officer shall be permitted, subject to the approval of the Executive Board, pursuant to the provisions of article 23, A-10 and C-9 below; (ii) the signature of one (1) Executive Officer jointly with one (1) Attorney-in-Fact; or (iii) the signature of two (2) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three—Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 14/27

INCUMBENCIES OF THE EXECUTIVE OFFICERS

Art. 23—The following are the specific incumbencies of each member of the Executive Board:

A—Chief Executive Officer:;

1.	To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To supervise all of the Company’s activities and approve proposals related to the corporate guidelines for the strategic development thereof;

3.	To follow up on and supervise the implementation of the resolutions of the Board of Directors;

4.	To supervise and guide the activities related to the orientation, counseling and legal representation of the Company;

5.	To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company;

6.	To supervise and guide the communication activities with the media in general;

7.	To supervise and guide the corporate marketing activities, including advertisements, sponsorships and development of the Company’s image;

8.	To supervise and guide the activities of the Company in the economic and financial areas, accounting and financial statements, investor

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 15/27

relations,	financial management of resources and contact with entities of the stock exchange market;

9.	To supervise and guide the activities of Internal Audit;

10.	To implement policies, guidelines and corporate strategy, related to the management and administration of purchases, within Brazilian territory;

11.	To call the meetings of the Executive Board;

12.	To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board; and

13.	To perform emergency acts “ad referendum” of the Executive Board.

B—Vice-President of Corporate and Regulatory Strategy:

1.	To propose and evaluate the impact of technological changes of the Company in the light of the scenarios of its activity;

2.	To evaluate the establishment of partnerships, proposing and selecting partners for each activity;

3.	To establish and propose guidelines and operating strategies for the Company, as to existing and new businesses;

4.	To consolidate the various specific business plans into the overall corporate plan;

5.	To evaluate and monitor the development of competitors’ activities within the scope of regulatory matters;

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 16/27

6.	To represent the Company with the National Telecommunications Agency—ANATEL—and other regulatory agencies, establishing contacts;

7.	To evaluate the policies and objectives of the regulatory agency and submit strategic and operating proposals for the Company in connection with said agency;

8.	To identify, prioritize and enforce resolutions, rules and regulations of regulatory nature, as well as establish and propose alternatives in order to adjust the Company’s interests;

9.	To establish and propose objectives, defining strategies as to the management and negotiation of regulatory issues, in order to defend and integrate the Company’s interests, including anticipation of any arguable or conflicting points;

10.	To decide on specific matters of his/her sphere of authority, according to the policies and guidelines established by the Collegiate Executive Board; and

11.	To perform other activities delegated by the Chief Executive Officer;

C—Vice-President of Financial Planning:

1.	To perform the administration in the raising and application of resources and exchange and derivative operations in the financial market;

2.	To perform structured operations to raise resources in the financial and in the capital markets;

3.	To perform the macroeconomic analyses and research;

4.	To develop projects and economic-financial analysis according to the Company’s core business and others;

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 17/27

5.	To perform the relationship with the investors of the Company;

6.	To manage the complementary social security funds and to develop the tax planning activities of the Company; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors;

D—General Executive Officer:

1.	To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To set the operating strategy of the Company;

3.	To coordinate and supervise the activities of the Executive Officers;

4.	To set the agenda for proposing claims of operational nature, in order to support the negotiations with the regulatory agency;

5.	To coordinate and inspect the operational activities related to the quality, management control and drawing-up and following-up of the Company’s budget, according to the business plans, being able to delegate to another Executive Officer the execution and supervision of such activities;

6.	To execute and supervise policies and guidelines and coordinate the Company’s activities related to purchase management and administration implemented by the Presidency, being able to delegate to another Executive Officer the execution and supervision of such activities;

7.	To call the meetings of the Executive Board;

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 18/27

8.	To perform emergency acts “ad referendum” of the Executive Board; and

9.	To perform other duties that may be assigned to him/her by the Board of Directors.

E—Executive Vice-President of Strategic Planning:

1.	To develop policies and guidelines and ensure the implementation of activities related to the Company’s operational strategy planning and coordination, supervising the execution of such activities;

2.	To set policies and guidelines, in order to ensure the implementation of the operational, technological and market strategy, so as to fulfill the needs of the clients, the aspirations of the shareholders and maximize the value of the business;

3.	To develop policies and guidelines and ensure the implementation of the activities related to regional relations with public entities and consumer defense organizations, supervising the execution of such activities; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

F—Vice-President of Administration and Finance;

1.	To develop policies and guidelines and supervise the activities related to the administration and maintenance of property and assets, materials, transport, security, as well as other activities that may be necessary for the general support of the operation of the other areas of the Company;

2.	To follow up, along with the relevant areas of the Company, the execution of the Company’s activities in the economic and financial areas, as well as accounting, drawing up of the financial statements of the Company, balance sheets, interim balance sheets and results analysis, as well as the management and administration of financial

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 19/27

commitments, obtainand invest funds, securities and relationship with investors and the management control of the resources of the Company;

3.	To perform the role of Executive Officer for Investor Relations and represent the Company with the Securities Commission—CVM, stock exchanges and other supervisory agencies of the securities market in conjunction with the area of specific competence; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

G—Vice-President of Network:

1.	To develop policies, plans and guidelines and ensure the implementation of the Company’s technologic strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities;

2.	To establish a proposal of a long-term technologic strategy for network development;

3.	To set guidelines for the development of network expansion projects, according to the needs defined by the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Businesses with Operators, supervising the execution of such activities;

4.	To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant;

5.	To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities;

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 20/27

6.	To set guidelines for the provision, installation and maintenance of services, according to the needs of the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Businesses with Operators, supervising the execution of such activities; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

H—Commercial Vice-President for Businesses:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to corporate clients, companies, small businesses and users of long distance services, in order to fulfill the needs of the users, clients and the market;

2.	To consolidate the business plans related to the segments of corporate clients, companies, small businesses and users of long distance services, taking into consideration the investments and the level of service expected from the Vice-Presidency of Network; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

I—Commercial Vice-President for Residential Clients:

1.	To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, so as to fulfill the needs of the users and the market, supervising the execution of such activities;

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 21/27

2.	To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

J—Vice-President of Human Resources:

1.	To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, supervising the execution of such activities;

2.	To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

K—Vice-President for Businesses with Operators:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the strategy of his/her business area, specifically related to the interconnection with operators;

2.	To consolidate the business plans related to the interconnection with operators market, considering the investments and the level of service expected from the Vice-Presidency of Network, aiming to accomplish the budget targets;

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 22/27

3.	To develop policies and guidelines in order to ensure the implementation of activities related to the interconnection with providers and the local, domestic and international long distance operator; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

L—Vice-President of Organization and Information Systems:

1.	To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company;

2.	To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation;

3.	To propose and coordinate studies, orientations and procedures related to the revision of the organizational models;

4.	To set policies and control activities related to systems infrastructure; and

5.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

CHAPTER VI—AUDIT COMMITTEE

Art. 24—The Audit Committee, operating on a permanent basis, shall be made up of at least three (3) and at most five (5) regular members and an equal number of deputy members.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 23/27

Paragraph One—The remuneration of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses for performance of the function, shall be set by the General Shareholders’ Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to each Executive Officer, without computing benefits of any nature, entertainment allowances or profit sharing.

Paragraph Two—In the event of a vacancy for an office on the Audit Committee, the substitute shall be the respective deputy. If there is vacancy in the majority of the offices, a general shareholders’ meeting shall be called in order to elect the substitutes.

Paragraph Three—The Audit Committee shall meet (i) on a regular basis, once every quarter, and (ii) on a special basis, by calling notice from the Chairperson of the Board of Directors, or from two (2) members of the Audit Committee, with minutes being drawn up for its resolutions.

Paragraph Four—The meetings of the Audit Committee shall be called for in writing at least forty-eight (48) hours in advance, with the calling notice showing the agenda and a list of the matters to be discussed during the relevant meeting.

CHAPTER VII—FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 25—The fiscal year shall coincide with the calendar year, with balance sheets being prepared annually, six-monthly or quarterly.

ALLOCATION OF PROFITS

Art. 26—Removed.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 24/27

Art. 27—Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

Paragraph One—From the net income for the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to chapters II and III of Article 202 of Law No. 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders.

Paragraph Two—Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.

Art. 28—The Company may declare, by resolution of the Board of Directors, dividends: (i) on account of profit assessed in six-monthly balance sheets, (ii) on account of profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on account of retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

Sole Paragraph—Interim dividends distributed on the terms of this article shall be ascribed to the minimum compulsory dividend.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 25/27

Art. 29—By resolution of the Board of Directors, and with due regard for legal provisions, the Company may pay to its shareholders interest on equity, which may be ascribed to the minimum compulsory dividend, subject to approval by the general shareholders’ meeting.

CHAPTER VIII—GENERAL PROVISIONS

Art. 30—The Company shall go into liquidation in the cases provided for by law, it being incumbent upon the General Shareholders’ Meeting to determine the form of liquidation and to appoint the liquidator.

Art. 31—Approval by the Company, through its representatives, of amalgamation, spin-off, merger or dissolution of its controlled subsidiaries shall be preceded by an economic and financial analysis by an independent Company, renowned internationally, confirming that equitable treatment is being given to all the interested companies, the shareholders of which shall have full access to the report on such analysis.

Art. 32—For all contingencies that are not covered in these By-Laws, the Company shall be governed by applicable law.

I certify that these By-laws, duly restated with the amendment approved by the 14th Extraordinary General Shareholders’ Meeting, held on December 30, 2002, are a true copy of the text transcribed and signed in the book of minutes of Shareholders’ Meetings, attached to the minutes of said Meeting.

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 26/27

Jõao Carlos de Almeida

Secretary to the Meeting

By-Laws of Telecomunicações de São Paulo S/A—TELESP, restated and approved according to resolution taken in the 6th Ordinary General Shareholders’ Meeting and 16th Extraordinary General Shareholdes’ Meeting held on March 25, 2004.

Pg. 27/27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 25, 2004.	By:	/s/ Charles E. Allen

Name: Charles E. Allen
Title: Investor Relations Director